Exhibit 1

Nissin Information

August 18, 2005
1. Operating Results as of July 31, 2005
     For the month of July, we have continued to concentrate on credit provision business for business owners. In the loan business in our integrated financial services segment, we have served the needs of business owners, especially on bridge finance for real estate developers. Additionally, our leasing business and guarantee business have been making good progress, and consequently, our main operating assets for business owners increased to ¥121,195 million (¥5,144 million increase month-to-month).
     At the same time, in our loan servicing segment, Nissin Servicer Co., Ltd., a subsidiary of Nissin, is doing well in purchasing loans, and purchased loans receivable and real estate for sale increased to ¥17,665 million (¥1,445 million increase month-to-month).
     We will further strive to achieve a strong performance with integrated financial services and loan servicing segments as two pillars of earnings in order to realize our management vision, “Total Financial Solution.”
2. Notice Regarding the Establishment of the Nissin-Netage Student Entrepreneur Fund
     Nissin announced the joint establishment of a specialty investment fund aimed at student entrepreneurs and University-based ventures, with Netage Capital Partners, Inc., a 100% subsidiary of Netage Group Inc.
     (For details, please refer to the press release dated on August 8, 2005.)
3. Notice Regarding ADR Ratio Change
     Nissin held a meeting of its board of directors on August 16, 2005, and approved a change in the ratio of its American Depositary Shares to its ordinary shares of common stock, in accordance with the stock split approved at a board meeting held on August 4, 2005.
(For details, please refer to the press release dated on August 16, 2005.)
(The figures herein are based on Japanese GAAP, are unaudited and may be subject to revision.)
NISSIN CO., LTD     SHINJUKU L-TOWER 25F 6-1, ISHI-SHINJUKU 1-CHOME SHINJUKU-KU, TOKYO 163-1525 JAPAN
Tokyo Stock Exchange, First Section (Code : 8571) New York Stock Exchange (Trading symbol : NIS)
IR homepage address : http://www.nisgroup.jp/english/ir/
Investor Relations Dept.: TEL: 03-3348-2423, FAX: 03-3348-3905, E-mail: info-ir@nissin-f.co.jp